CONDENSED CONSOLIDATED INTERIM
FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED
SEPTEMBER 30, 2023 AND 2022

Ero Copper Corp.
Table of Contents

Ero Copper Corp.
Condensed Consolidated Statements of Financial Position
(Unaudited, Amounts in thousands of US Dollars)

	Notes	September 30, 2023	December 31, 2022
ASSETS
Current
Cash and cash equivalents		$44,757	$177,702
Short-term investments		42,843	139,700
Accounts receivable		10,698	10,289
Inventories	4	41,341	30,955
Other current assets	5	34,474	33,781
		174,113	392,427
Non-Current
Mineral properties, plant and equipment	6	1,070,667	755,274
Exploration and evaluation assets	7	27,607	15,686
Deferred income tax assets		1,037	—
Deposits and other non-current assets	8	28,697	24,689
		1,128,008	795,649
Total Assets		$1,302,121	$1,188,076

LIABILITIES
Current
Accounts payable and accrued liabilities	9	$101,510	$84,603
Current portion of loans and borrowings	10	11,764	15,703
Current portion of deferred revenue	11	17,578	16,580
Income taxes payable		1,989	5,435
Current portion of derivatives	19	422	577
Current portion of lease liabilities		8,021	6,223
		141,284	129,121
Non-Current
Loans and borrowings	10	407,656	402,354
Deferred revenue	11	59,977	69,476
Provision for rehabilitation and closure costs		22,157	22,172
Deferred income tax liabilities		8,456	6,229
Lease liabilities		4,630	4,740
Other non-current liabilities	12	19,675	11,819
		522,551	516,790
Total Liabilities		663,835	645,911

SHAREHOLDERS’ EQUITY
Share capital	13	163,131	148,055
Equity reserves		(42,351)	(66,189)
Retained earnings		512,981	456,726
Equity attributable to owners of the Company		633,761	538,592
Non-controlling interests		4,525	3,573
		638,286	542,165
Total Liabilities and Equity		$1,302,121	$1,188,076

Commitments (Notes 7 and 11); Subsequent Events (Notes 19 and 21)

APPROVED ON BEHALF OF THE BOARD:

"David Strang"	, CEO and Director	"Jill Angevine"	, Director

The accompanying notes are an integral part of these condensed consolidated interim financial statements               Page 1

Ero Copper Corp.
Condensed Consolidated Statements of Operations and Comprehensive (Loss) Income
(Unaudited, Amounts in thousands of US Dollars, except share and per share amounts)

		Three months ended September 30,		Nine months ended September 30,
	Notes	2023	2022	2023	2022

Revenue	14	$105,181	$85,911	$311,066	$309,725
Cost of sales	15	(69,706)	(63,101)	(196,075)	(175,264)
Gross profit		35,475	22,810	114,991	134,461

Expenses
General and administrative	16	(14,402)	(11,726)	(40,269)	(35,410)
Share-based compensation	13 (e)	1,185	(4,151)	(8,741)	(3,808)
Income before the undernoted		22,258	6,933	65,981	95,243
Finance income		2,976	2,997	10,476	5,254
Finance expense	17	(8,017)	(7,283)	(20,538)	(20,933)
Foreign exchange (loss) gain	18	(13,937)	(65)	9,741	15,341
Other (expenses) income		(1,276)	3,304	1,224	1,466
Income before income taxes		2,004	5,886	66,884	96,371

Current income tax expense		(3,317)	(1,727)	(9,159)	(7,897)
Deferred income tax expense		4,124	(160)	(473)	(7,879)
Income tax recovery (expense)		807	(1,887)	(9,632)	(15,776)
Net income for the period		$2,811	$3,999	$57,252	$80,595

Other comprehensive (loss) gain
Foreign currency translation (loss) gain		(29,046)	(20,063)	26,582	6,499
Comprehensive (loss) income		$(26,235)	$(16,064)	$83,834	$87,094

Net income attributable to:
Owners of the Company		2,525	3,745	56,255	79,672
Non-controlling interests		286	254	997	923
		$2,811	$3,999	$57,252	$80,595

Comprehensive (loss) income attributable to:
Owners of the Company		(26,300)	(16,188)	82,649	86,134
Non-controlling interests		65	124	1,185	960
		$(26,235)	$(16,064)	$83,834	$87,094

Net income per share attributable to owners of the Company
Basic	13 (f)	$0.03	$0.04	$0.61	$0.88
Diluted	13 (f)	$0.03	$0.04	$0.60	$0.87

Weighted average number of common shares outstanding
Basic	13 (f)	93,311,434	90,845,229	92,767,525	90,543,185
Diluted	13 (f)	94,009,268	91,797,437	93,643,940	91,950,181

The accompanying notes are an integral part of these condensed consolidated interim financial statements               Page 2

Ero Copper Corp.
Condensed Consolidated Statements of Cash Flow
(Unaudited, Amounts in thousands of US Dollars)

		Three months ended September 30,		Nine months ended September 30,
	Notes	2023	2022	2023	2022
Cash Flows from Operating Activities
Net income for the period		$2,811	$3,999	$57,252	$80,595
Adjustments for:
Amortization and depreciation		21,299	14,743	58,044	42,608
Income tax (recovery) expense		(807)	1,887	9,632	15,776
Amortization of deferred revenue	14	(5,009)	(4,702)	(13,259)	(11,439)
Share-based compensation	13 (e)	(1,185)	4,151	8,741	3,808
Finance income		(2,976)	(2,997)	(10,476)	(5,254)
Finance expenses	17	8,017	7,283	20,538	20,933
Foreign exchange loss (gain)		13,237	90	(11,242)	(18,181)
Other		1,694	(2,950)	1,605	(1,768)
Changes in non-cash working capital items	20	3,426	27,028	(9,910)	(3,042)
		40,507	48,532	110,925	124,036
Advance from NX Gold PMPA	11	—	—	2,439	3,207
Derivative contract settlements		3,458	(4,994)	5,447	(12,576)
Provision settlements		(886)	(546)	(2,343)	(1,569)
Income taxes paid		(1,221)	—	(2,766)	(3,691)
		41,858	42,992	113,702	109,407

Cash Flows used in Investing Activities
Additions to mineral properties, plant and equipment		(119,134)	(92,830)	(323,347)	(196,166)
Additions to exploration and evaluation assets		(2,254)	(2,506)	(11,263)	(12,615)
Proceeds from short-term investments and interest received		16,472	2,438	148,563	4,106
Purchase of short-term investments		—	(51,216)	(40,000)	(152,358)
		(104,916)	(144,114)	(226,047)	(357,033)

Cash Flows used in Financing Activities
Lease liability payments		(2,707)	(1,596)	(8,226)	(4,986)
New loans and borrowings, net of finance costs		952	738	12,760	400,307
Loans and borrowings repaid		(1,873)	(1,742)	(5,665)	(54,180)
Interest paid on loans and borrowings		(13,409)	(14,471)	(26,943)	(15,106)
Other finance expenses paid		(1,266)	(774)	(4,098)	(2,160)
Proceeds from exercise of stock options		2,321	1,952	10,597	3,363
		(15,982)	(15,893)	(21,575)	327,238

Effect of exchange rate changes on cash and cash equivalents		(585)	(2,033)	975	503
Net (decrease) increase in cash and cash equivalents		(79,625)	(119,048)	(132,945)	80,115
Cash and cash equivalents - beginning of period		124,382	329,292	177,702	130,129
Cash and cash equivalents - end of period		$44,757	$210,244	$44,757	$210,244
Supplemental cash flow information (note 20)

The accompanying notes are an integral part of these condensed consolidated interim financial statements              Page 3

Ero Copper Corp.
Condensed Consolidated Statements of Changes in Shareholders' Equity
(Unaudited, Amounts in thousands of US Dollars, except share and per share amounts)

		Share Capital		Equity Reserves
	Notes	Number of shares	Amount	Contributed Surplus	Foreign Exchange	Retained Earnings	Total	Non-controlling interest	Total equity

Balance, December 31, 2021		90,204,378	$133,072	$12,173	$(107,083)	$354,895	$393,057	$2,433	$395,490
Income for the period		—	—	—	—	79,672	79,672	923	80,595
Other comprehensive income for the period		—	—	—	6,462	—	6,462	37	6,499
Total comprehensive income for the period		—	—	—	6,462	79,672	86,134	960	87,094
Shares issued for:
Exercise of options		803,357	4,900	(1,537)	—	—	3,363	—	3,363
Share-based compensation	13 (e)	—	—	2,529	—	—	2,529	—	2,529
Dividends to non-controlling interest		—	—	—	—	—	—	(125)	(125)
Balance, September 30, 2022		91,007,735	$137,972	$13,165	$(100,621)	$434,567	$485,083	$3,268	$488,351

Balance, December 31, 2022		92,182,633	$148,055	$11,185	$(77,374)	$456,726	$538,592	$3,573	$542,165
Income for the period		—	—	—	—	56,255	56,255	997	57,252
Other comprehensive income for the period		—	—	—	26,394	—	26,394	188	26,582
Total comprehensive income for the period		—	—	—	26,394	56,255	82,649	1,185	83,834
Shares issued for:
Exercise of options		1,254,942	15,076	(4,479)	—	—	10,597	—	10,597
Share-based compensation	13 (e)	—	—	1,923	—	—	1,923	—	1,923
Dividends to non-controlling interest		—	—	—	—	—	—	(233)	(233)
Balance, September 30, 2023		93,437,575	$163,131	$8,629	$(50,980)	$512,981	$633,761	$4,525	$638,286

The accompanying notes are an integral part of these condensed consolidated interim financial statements                                 Page 4

Ero Copper Corp.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited, Tabular amounts in thousands of US Dollars, except share and per share amounts)

1.    Nature of Operations

Ero Copper Corp. (“Ero" or the "Company") was incorporated on May 16, 2016 under the Business Corporations Act (British Columbia) and maintains its head office at Suite 1050, 625 Howe Street, Vancouver, BC, V6C 2T6. The Company’s shares are publicly traded on the Toronto Stock Exchange and the New York Stock Exchange under the symbol “ERO”.

The Company’s principal asset is its 99.6% ownership interest in Mineração Caraíba S.A. (“MCSA”), held indirectly through its wholly-owned subsidiary, Ero Brasil Participaçoes Ltda. The Company also currently owns a 97.6% ownership interest in NX Gold S.A. (“NX Gold”) indirectly through its wholly-owned subsidiary, Ero Gold Corp. (“Ero Gold”).

MCSA is a Brazilian copper company which holds a 100% interest in the Caraíba Operations (formerly known as the MCSA Mining Complex) and the Tucumã Project (formerly known as the Boa Esperança Project). MCSA’s predominant activity is the production and sale of copper concentrate from the Caraíba Operations, located in Bahia, Brazil, with gold and silver produced and sold as by-products. The Tucumã Project is located within the municipality of Tucumã in the southeastern part of the state of Pará, Brazil. In February 2022, the Board of Directors of the Company approved the construction of the Tucumã Project.

NX Gold is a Brazilian gold mining company which holds a 100% interest in the Xavantina Operations (formerly known as the NX Gold Mine) and is focused on the production and sale of gold as its main product and silver as its by-product. The Xavantina Operations are located approximately 18 kilometers west of the town of Nova Xavantina, in southeastern Mato Grosso State, Brazil.

2.    Basis of Preparation

(a)     Statement of Compliance

These condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standards (“IAS”) 34, Interim Financial Reporting and follow the same accounting policies and methods of application as the Company’s most recent annual consolidated financial statements for the year ended December 31, 2022.

These condensed consolidated interim financial statements do not include all of the information required for full consolidated annual financial statements and should be read in conjunction with the consolidated financial statements of the Company as at and for the year ended December 31, 2022, prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

These condensed consolidated interim financial statements were authorized for issue by the Board of Directors of the Company (the “Board”) on November 2, 2023.

(b)     Use of Estimates and Judgments

In preparing these condensed consolidated interim financial statements, management has made judgments, estimates and assumptions that affect the application of the Company’s accounting policies and the reported amounts of assets, liabilities, income and expense. Actual results may differ. Significant judgments made by management in applying the Company’s accounting policies and key sources of estimation uncertainty were the same as those applied in the most recent annual audited consolidated financial statements for the year ended December 31, 2022.

    Notes to Financial Statements | Page 5

Ero Copper Corp.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited, Tabular amounts in thousands of US Dollars, except share and per share amounts)

(c) New Accounting Policies, Standards and Interpretations

Deferred Tax related to Assets and Liabilities Arising from a Single Transaction

On January 1, 2023, the Company adopted the amendment to IAS 12, Income Taxes in relation to Deferred Tax related to Assets and Liabilities Arising from a Single Transaction. The amendments narrowed the scope of the recognition exemption in IAS 12, relating to the recognition of deferred tax assets and liabilities, so that it no longer applies to transactions that, on initial recognition, give rise to equal taxable and deductible temporary differences such as leases and reclamation and closure cost provisions. The adoption of this amendment did not have an impact on the Company's consolidated financial statements.

(d)    Future Changes in Accounting Policies Not Yet Effective as of September 30, 2023

The following amendment to accounting standards has been issued but not yet adopted in the financial statements:

•In January 2020, the IASB issued Classification of Liabilities as Current or Non-current (Amendments to IAS 1) which amended IAS 1, Presentation of Financial Statements (“IAS 1”), to clarify the requirements for presenting liabilities in the statement of financial position. The amendments specify that the Company must have the right to defer settlement of a liability for at least 12 months after the reporting period for the liability to be classified as non-current. In addition, the amendments clarify that: (a) the Company’s right to defer settlement must exist at the end of the reporting period; (b) classification is unaffected by management’s intentions or expectations about whether the Company will exercise its right to defer settlement; (c) if the Company’s right to defer settlement is subject to the Company complying with specified conditions, the right exists at the end of the reporting period only if the Company complies with those conditions at the end of the reporting period, even if the lender does not test compliance until a later date; and (d) the term settlement includes the transfer of the Company’s own equity instruments to the counterparty that results in the extinguishment of the liability, except when the settlement of the liability with the Company transferring its own equity instruments is at the option of the counterparty and such option has been classified as an equity instrument, separate from the host liability.

•In October 2022, the IASB issued amendment Non-current Liabilities with Covenants to IAS 1 to clarify that covenants of loan arrangements which the Company must comply with only after the reporting date would not affect classification of a liability as current or non-current at the reporting date. The amendment also introduces additional disclosure requirements related to such covenants to include: (i) the nature of the covenants and the date by which the Company must comply with the covenants; (ii) whether the Company would comply with the covenants based on its circumstances at the reporting date; and (iii) whether and how the Company expects to comply with the covenant by the date on which they are contractually required to be tested.

Both of these amendments are effective January 1, 2024 with early adoption permitted. The Company has not yet determined the effect of adoption of this amendment on its consolidated financial statements.

3.    Segment Disclosure

Operating segments are determined by the way information is reported and used by the Company's Chief Operating Decision Maker ("CODM") to review operating performance. The Company monitors the operating results of its operating segments independently for the purpose of making decisions about resource allocation and performance assessment.

    Notes to Financial Statements | Page 6

Ero Copper Corp.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited, Tabular amounts in thousands of US Dollars, except share and per share amounts)

For the three and nine months ended September 30, 2023, the Company’s reporting segments include its two operating mines in Brazil, the Caraíba Operations and the Xavantina Operations, its development project, the Tucumã Project in Brazil, and its corporate head office in Canada. Significant information relating to the Company's reportable segments is summarized in the tables below:

Three months ended September 30, 2023	Caraíba (Brazil)	Xavantina (Brazil)	Tucumã (Brazil)	Corporate and Other	Consolidated

Revenue	$76,135	$29,046	$—	$—	$105,181

Cost of production	(39,345)	(6,323)	—	—	(45,668)
Depreciation and depletion	(15,574)	(5,341)	—	—	(20,915)
Sales expense	(2,236)	(887)	—	—	(3,123)
Cost of sales	(57,155)	(12,551)	—	—	(69,706)

Gross profit	18,980	16,495	—	—	35,475

Expenses
General and administrative	(9,125)	(1,451)	—	(3,826)	(14,402)
Share-based compensation	—	—	—	1,185	1,185
Finance income	1,156	141	—	1,679	2,976
Finance expenses	(4,069)	(1,223)	—	(2,725)	(8,017)
Foreign exchange (loss) gain	(13,974)	1	—	36	(13,937)
Other expenses	(757)	(502)	—	(17)	(1,276)
(Loss) income before taxes	(7,789)	13,461	—	(3,668)	2,004
Current tax expense	(405)	(2,323)	—	(589)	(3,317)
Deferred tax recovery	3,782	342	—	—	4,124
Net (loss) income	$(4,412)	$11,480	$—	$(4,257)	$2,811

Capital expenditures(1)	48,971	7,584	63,334	1,683	121,572

(1)     Capital expenditures include additions to mineral properties, plant and equipment and additions to exploration and evaluation asset, net of non-cash additions such as change in estimates to mine closure costs, capitalized depreciation expense, capitalized borrowing costs, and additions of right-of-use assets.

    Notes to Financial Statements | Page 7

Ero Copper Corp.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited, Tabular amounts in thousands of US Dollars, except share and per share amounts)

Three months ended September 30, 2022	Caraíba (Brazil)	Xavantina (Brazil)	Tucumã (Brazil)	Corporate and Other	Consolidated

Revenue	$63,739	$22,172	$—	$—	$85,911

Cost of production	(39,047)	(7,317)	—	—	(46,364)
Depreciation and depletion	(11,341)	(3,337)	—	—	(14,678)
Sales expense	(1,894)	(165)	—	—	(2,059)
Cost of sales	(52,282)	(10,819)	—	—	(63,101)

Gross profit	11,457	11,353	—	—	22,810

Expenses
General and administrative	(6,913)	(751)	—	(4,062)	(11,726)
Share-based compensation	—	—	—	(4,151)	(4,151)
Finance income	854	471	—	1,672	2,997
Finance expenses	(1,127)	(1,065)	—	(5,091)	(7,283)
Foreign exchange (loss) gain	(34)	4	—	(35)	(65)
Other income (expenses)	3,362	(41)	—	(17)	3,304
Income (loss) before taxes	7,599	9,971	—	(11,684)	5,886
Current tax expense	(400)	(853)	—	(474)	(1,727)
Deferred tax (expense) recovery	(223)	63	—	—	(160)
Net income (loss)	$6,976	$9,181	$—	$(12,158)	$3,999

Capital expenditures	66,666	8,158	12,045	2,152	89,021

    Notes to Financial Statements | Page 8

Ero Copper Corp.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited, Tabular amounts in thousands of US Dollars, except share and per share amounts)

Nine months ended September 30, 2023	Caraíba (Brazil)	Xavantina (Brazil)	Tucumã (Brazil)	Corporate and Other	Consolidated

Revenue	$237,366	$73,700	$—	$—	$311,066

Cost of production	(113,397)	(18,087)	—	—	(131,484)
Depreciation and depletion	(44,191)	(12,786)	—	—	(56,977)
Sales expense	(6,399)	(1,215)	—	—	(7,614)
Cost of sales	(163,987)	(32,088)	—	—	(196,075)

Gross profit	73,379	41,612	—	—	114,991

Expenses
General and administrative	(24,051)	(4,371)	—	(11,847)	(40,269)
Share-based compensation	—	—	—	(8,741)	(8,741)
Finance income	4,700	492	—	5,284	10,476
Finance expenses	(5,974)	(3,418)	—	(11,146)	(20,538)
Foreign exchange gain	9,736	—	—	5	9,741
Other income (expenses)	793	504	—	(73)	1,224
Income (loss) before taxes	58,583	34,819	—	(26,518)	66,884
Current tax expense	(1,462)	(4,576)	—	(3,121)	(9,159)
Deferred tax (expense) recovery	(774)	301	—	—	(473)
Net income (loss)	$56,347	$30,544	$—	$(29,639)	$57,252

Capital expenditures(1)	183,170	20,794	129,202	5,801	338,967

Assets
Current	$93,851	$22,341	$892	$57,029	174,113
Non-current	797,935	88,980	225,596	15,497	1,128,008
Total Assets	$891,786	$111,321	$226,488	$72,526	$1,302,121
Total Liabilities	$119,109	$98,717	$19,714	$426,295	663,835

(1)     Capital expenditures include additions to mineral properties, plant and equipment and additions to exploration and evaluation asset, net of non-cash additions such as change in estimates to mine closure costs, capitalized depreciation expense, capitalized borrowing costs, and additions of right-of-use assets.

During the nine months ended September 30, 2023, Caraíba earned revenues from four customers (September 30, 2022 - four) while Xavantina earned revenues from two customers (September 30, 2022 - two).

    Notes to Financial Statements | Page 9

Ero Copper Corp.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited, Tabular amounts in thousands of US Dollars, except share and per share amounts)

Nine months ended September 30, 2022	Caraíba (Brazil)	Xavantina (Brazil)	Tucumã (Brazil)	Corporate and Other	Consolidated

Revenue	$253,089	$56,636	$—	$—	$309,725

Cost of production	(106,225)	(19,934)	—	—	(126,159)
Depreciation and depletion	(34,269)	(8,113)	—	—	(42,382)
Sales expenses	(6,320)	(403)	—	—	(6,723)
Cost of sales	(146,814)	(28,450)	—	—	(175,264)

Gross profit	106,275	28,186	—	—	134,461

Expenses
General and administrative	(19,878)	(2,852)	—	(12,680)	(35,410)
Share-based compensation	—	—	—	(3,808)	(3,808)
Finance income	1,283	1,199	—	2,772	5,254
Finance expenses	(4,247)	(3,155)	—	(13,531)	(20,933)
Foreign exchange gain (loss)	15,258	233	—	(150)	15,341
Other income (expenses)	1,631	(148)	—	(17)	1,466
Income (loss) before taxes	100,322	23,463	—	(27,414)	96,371
Current tax expense	(3,801)	(1,945)	—	(2,151)	(7,897)
Deferred tax (expense) recovery	(7,885)	6	—	—	(7,879)
Net income (loss)	$88,636	$21,524	$—	$(29,565)	$80,595

Capital expenditures	151,219	22,206	26,066	4,934	204,425

Assets
Current	$118,621	$40,395	$233	$284,939	444,188
Non-current	533,749	62,302	59,126	4,722	659,899
Total Assets	$652,370	$102,697	$59,359	$289,661	$1,104,087
Total Liabilities	$86,403	$102,364	$4,618	$422,350	615,735

    Notes to Financial Statements | Page 10

Ero Copper Corp.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited, Tabular amounts in thousands of US Dollars, except share and per share amounts)

4.    Inventories

	September 30, 2023	December 31, 2022
Supplies and consumables	$26,500	$23,043
Stockpiles	3,744	2,125
Work in progress	950	1,234
Finished goods	10,147	4,553
	$41,341	$30,955

5.    Other Current Assets

	September 30, 2023	December 31, 2022
Advances to suppliers	$1,084	$715
Prepaid expenses and other	7,916	6,673
Derivatives (Note 19)	2,949	3,237
Note receivable (Note 19)	5,804	10,243
Advances to employees	1,293	667
Value added taxes recoverable	15,428	12,246
	$34,474	$33,781

    Notes to Financial Statements | Page 11

Ero Copper Corp.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited, Tabular amounts in thousands of US Dollars, except share and per share amounts)

6.    Mineral Properties, Plant and Equipment

	Buildings	Mining Equipment	Mineral Properties(1)	Projects in Progress	Equipment & Other Assets	Deposit on Projects	Mine Closure Costs	Right-of-Use Assets	Total
Cost:
Balance, December 31, 2022	22,038	194,455	553,687	111,821	19,262	39,274	14,188	28,449	983,174
Additions	2,665	34,417	71,527	127,907	2,442	89,378	—	10,007	338,343
Capitalized borrowing costs	—	—	—	10,003	—	—	—	—	10,003
Change in estimates	—	—	—	—	—	—	(422)	—	(422)
Disposals	—	(411)	(744)	—	(57)	(56)	—	(1,751)	(3,019)
Transfers	1,899	6,861	933	49,024	1,997	(60,714)	—	—	—
Foreign exchange	920	8,115	22,955	3,646	745	1,639	592	1,138	39,750
Balance, September 30, 2023	$27,522	$243,437	$648,358	$302,401	$24,389	$69,521	$14,358	$37,843	$1,367,829

Accumulated depreciation:
Balance, December 31, 2022	(5,047)	(42,310)	(150,559)	—	(6,990)	—	(5,227)	(17,767)	(227,900)
Depreciation expense	(1,077)	(17,634)	(33,682)	—	(1,354)	—	(487)	(8,618)	(62,852)
Disposals	—	281	—	—	52	—	—	1,325	1,658
Foreign exchange	(211)	(1,766)	(4,874)	—	(269)	—	(218)	(730)	(8,068)
Balance, September 30, 2023	$(6,335)	$(61,429)	$(189,115)	$—	$(8,561)	$—	$(5,932)	$(25,790)	$(297,162)

Net book value, December 31, 2022	$16,991	$152,145	$403,128	$111,821	$12,272	$39,274	$8,961	$10,682	$755,274
Net book value, September 30, 2023	$21,187	$182,008	$459,243	$302,401	$15,828	$69,521	$8,426	$12,053	$1,070,667

(1)     Mineral properties include $70.7 million (2022 - $69.4 million) of costs which are not currently being depreciated.

Ero Copper Corp.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited, Tabular amounts in thousands of US Dollars, except share and per share amounts)

7.    Exploration and Evaluation Assets

In 2022, the Company paid $3.1 million in relation to two property option agreements. In order for the Company to acquire 100% of these properties, the Company will be required to complete certain drill programs, including a minimum of $7.2 million in exploration costs before the end of 2023 and, depending on results of these exploration programs, further option payments to complete the acquisitions is required. As at September 30, 2023, the Company has expended a cumulative of $10.2 million in exploration costs related to these projects. In the event that the Company exercises its option to acquire 100% interest in these properties, the optioners are expected to retain net smelter royalties of up to 1.5%.

8.     Deposits and Other Non-current Assets

	September 30, 2023	December 31, 2022
Value added taxes recoverable	$9,274	$10,317
Note receivable (Note 19)	12,796	10,387
Deposits and others	6,627	3,985
	$28,697	$24,689

9.    Accounts Payable and Accrued Liabilities

	September 30, 2023	December 31, 2022
Trade suppliers	$55,265	$47,868
Payroll and labour related liabilities	26,226	21,008
Value added tax and other tax payable	9,377	8,040
Cash-settled equity awards (Note 13(b) and (c))	9,773	6,684
Other accrued liabilities	869	1,003
	$101,510	$84,603

    Notes to Financial Statements | Page 13

Ero Copper Corp.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited, Tabular amounts in thousands of US Dollars, except share and per share amounts)

10.    Loans and Borrowings

						Carrying value, including accrued interest
Description	Currency	Security	Maturity (Months)	Coupon rate	Principal to be repaid	September 30, 2023	December 31, 2022
Senior Notes	USD	Unsecured	76	6.50%	$400,000	$396,565	$402,453
Equipment finance loans	USD	Secured	15 - 43	5.00% - 8.12%	17,142	17,331	10,322
Equipment finance loans	EURO	Secured	29 - 33	5.25%	1,056	1,058	1,372
Equipment finance loans	BRL R$	Unsecured	17 - 32	nil% - 16.63%	1,857	1,971	947
Bank loan	BRL R$	Unsecured	38	CDI + 0.50%	2,482	2,495	2,963
Total					$422,537	$419,420	$418,057

Current portion						$11,764	$15,703
Non-current portion						$407,656	$402,354

The movements in loans and borrowings are comprised of the following:

	Nine months ended September 30, 2023	Year ended December 31, 2022
Balance, beginning of period	$418,057	$59,250
Proceeds from issuance of Senior Notes, net	—	392,006
Proceeds from new equipment finance loans	12,760	9,489
Principal and interest payments	(32,608)	(71,033)
Interest costs, including interest capitalized	21,184	26,666
Loss on debt modification	—	1,351
Foreign exchange	27	328
Balance, end of period	$419,420	$418,057

(a)     Senior Notes

In February 2022, the Company issued $400 million aggregate principal amount of senior unsecured notes (the “Senior Notes”). The Company received net proceeds of $392.0 million after transaction costs of $8.0 million. The Senior Notes mature on February 15, 2030 and bear annual interest at 6.5%, payable semi-annually in February and August of each year.

MCSA has provided a guarantee of the Senior Notes on a senior unsecured basis. The Senior Notes are direct, senior obligations of the Company and MCSA, and are not secured by any mortgage, pledge or charge.

The Senior Notes are subject to the following early redemption options by the Company:
•On or after February 15, 2025, the Company has the option, in whole or in part, to redeem the Senior Notes at a price ranging from 103.25% to 100% of the principal amount together with accrued and unpaid interest, if any, to the date of redemption, with the rate decreasing based on the length of time the Senior Notes are outstanding;

    Notes to Financial Statements | Page 14

Ero Copper Corp.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited, Tabular amounts in thousands of US Dollars, except share and per share amounts)
•Before February 15, 2025, the Company may redeem some or all of the Senior Notes at 100% of the principal amount plus a “make whole” premium, plus accrued and unpaid interest, if any, to the date of redemption; and
•At any time before February 15, 2025, the Company may redeem up to 40% of the original principal amount of the Senior Notes with the proceeds of certain equity offerings at a redemption price of 106.50% of the principal amount of the Senior Notes, together with accrued and unpaid interest, if any, to the date of redemption.

Upon the occurrence of specific kinds of changes of control triggering events, each holder of the Senior Notes will have the right to cause the Company to repurchase some or all of its Senior Notes at 101% of their principal amount, plus accrued and unpaid interest to, but not including, the repurchase date.

The Senior Notes are recognized as financial liabilities, net of unamortized transaction costs, and measured at amortized cost using an effective interest rate of 6.7%.

(b)    Senior Credit Facility

In January 2023, the Company amended its senior credit facility ("Amended Senior Credit Facility") to increase its limit from $75.0 million to $150.0 million and extended the maturity from March 2025 to December 2026. Amounts drawn on the Amended Senior Credit Facility bear interest on a sliding scale at a rate of SOFR plus 2.00% to 4.00% depending on the Company’s consolidated leverage ratio. Commitment fees for any undrawn portion of the Amended Senior Credit Facility are based on a sliding scale between 0.45% to 0.90%.

The Amended Senior Credit Facility is secured by the shares of MCSA, NX Gold and Ero Gold. The Company is required to comply with certain financial covenants. As September 30, 2023, the Amended Senior Credit Facility remains undrawn and the Company is in compliance with the financial covenants therein.

11. Deferred Revenue

In August 2021, the Company entered into a precious metals purchase agreement (the “NX Gold PMPA”) with RGLD Gold AG ("Royal Gold"), a wholly-owned subsidiary of Royal Gold, Inc., in relation to gold production from the Xavantina Operations. The Company received upfront cash consideration of $100.0 million for the purchase of 25% of an equivalent amount of gold to be produced from the Xavantina mine until 93,000 ounces of gold have been delivered and thereafter decreasing to 10% of gold produced over the remaining life of the mine. The contract will be settled by the Company delivering gold to Royal Gold. Royal Gold will make ongoing payments equal to 20% of the then prevailing spot gold price for each ounce of gold delivered until 49,000 ounces of gold have been delivered and 40% of the prevailing spot gold price for each ounce of gold delivered thereafter. Additional advances may be made by Royal Gold based on the Company achieving certain milestones as set out in the NX Gold PMPA.

    Notes to Financial Statements | Page 15

Ero Copper Corp.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited, Tabular amounts in thousands of US Dollars, except share and per share amounts)

The movements in deferred revenue during the nine months ended September 30, 2023 are comprised of the following:

	September 30, 2023	December 31, 2022
Gold ounces delivered(1)	9,858	10,082

Balance, beginning of period	$86,055	$94,222
Advances received	2,439	3,207
Accretion expense	2,320	3,407
Amortization of deferred revenue(3)	(13,259)	(14,781)
Balance, end of period	$77,555	$86,055

Current portion	$17,578	$16,580
Non-current portion	59,977	69,476

(1)        During the nine months ended September 30, 2023, the Company delivered 9,858 ounces of gold (December 31, 2022 - 10,082 ounces) to Royal Gold for average consideration of $385 per ounce (December 31, 2022 - $359 per ounce). At September 30, 2023, a cumulative 25,113 ounces (December 31, 2022 - 15,255 ounces) of gold have been delivered under the PMPA.
(2)     Amortization of deferred revenue during the nine months ended September 30, 2023 is net of $0.7 million (December 31, 2022 - $0.3 million) for change in estimate in relation to additional advances received and the related change in life-of-mine production ounces .

As part of the NX Gold PMPA, the Company pledged its equity interest in Ero Gold and NX Gold to Royal Gold as collateral and provided unsecured limited recourse guarantees from Ero and NX Gold.

12. Other Non-current Liabilities

	September 30, 2023	December 31, 2022
Cash-settled equity awards (Note 13(b))	$5,961	$2,256
Value added tax and other taxes payable	888	1,352
Withholding and taxes payable	6,086	3,902
Provision for legal and tax matters	1,932	1,578
Derivatives (Note 19)	892	—
Other liabilities	3,916	2,731
	$19,675	$11,819

    Notes to Financial Statements | Page 16

Ero Copper Corp.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited, Tabular amounts in thousands of US Dollars, except share and per share amounts)

13.     Share Capital

As at September 30, 2023, the Company’s authorized share capital consists of an unlimited number of common shares without par value. As at September 30, 2023, 93,437,575 common shares were outstanding.

(a)     Options

During the nine months ended September 30, 2023, the Company did not grant any options to employees of the Company (nine months ended September 30, 2022 - 41,562 options granted at weighted average exercise price of $13.74 CAD per share with a term to expiry of five years and a grant date fair value of $0.2 million).

A continuity of the issued and outstanding options is as follows:

	Nine Months Ended September 30,
	2023		2022
	Number of Stock Options	Weighted Average Exercise Price (CAD)	Number of Stock Options	Weighted Average Exercise Price (CAD)
Outstanding stock options, beginning of period	2,781,074	$15.49	4,202,389	$11.36
Issued	—	—	41,562	13.74
Exercised	(1,254,942)	11.37	(803,357)	5.23
Cancelled	(85,858)	18.59	(58,005)	19.59
Outstanding stock options, end of period	1,440,274	$18.90	3,382,589	$12.70

The weighted average share price on the date of exercise for options exercised during the nine months ended September 30, 2023 was $18.98 (nine months ended September 30, 2022 - $12.16).

As at September 30, 2023, the following stock options were outstanding:

Weighted Average Exercise Prices	Number of Stock Options	Vested and Exercisable Number of Stock Options	Weighted Average Remaining Life in Years
$9.76 to $10.00 CAD	78,257	78,257	0.25
$10.01 to $20.00 CAD	881,913	321,341	3.31
$20.01 to $24.45 CAD	480,104	461,490	1.35
$18.90 CAD ($13.98 USD)	1,440,274	861,088	2.49

The fair value of options was determined using the Black-Scholes option pricing model. The weighted average inputs used in the measurement of fair values at grant date of the options are the following:

    Notes to Financial Statements | Page 17

Ero Copper Corp.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited, Tabular amounts in thousands of US Dollars, except share and per share amounts)

Nine Months Ended September 30,
2022
Expected term (years)	3.0
Forfeiture rate	—%
Volatility	52%
Dividend yield	—%
Risk-free interest rate	2.02%
Weighted-average fair value per option	$5.16

(b)     Performance Share Unit Plan

The Company has a performance share unit ("PSU") plan pursuant to which the Compensation Committee may grant PSUs to any director, officer, employee, or consultant of the Company or its subsidiaries. Each PSU entitles the holder thereof to receive one common share, or its equivalent cash value, on the redemption date selected by the Compensation Committee.

The continuity of PSUs issued and outstanding is as follows:

	Nine Months Ended September 30,
	2023	2022
Outstanding balance, beginning of period	881,788	793,043
Issued	—	23,911
Cancelled	(108,062)	(43,039)
Outstanding balance, end of period	773,726	773,915

For PSUs with non-market performance conditions, the fair value of the share units granted was initially recognized at the fair value using the share price at the date of grant, and subsequently remeasured at fair value on each balance sheet date. For PSUs with market performance conditions, the fair value was determined using a Geometric Brownian Motion model. As at September 30, 2023, the fair value of the PSU liability was $11.7 million (December 31, 2022 - $5.9 million) of which $5.8 million was recognized in accounts payable and accrued liabilities and the remainder in other non-current liabilities.

(c) Deferred Share Unit Plan

The Deferred Share Unit ("DSU") plan was established by the Board as a component of compensation for the Company's independent directors. Pursuant to the DSU Plan, DSUs may only be settled by way of cash payment. A participant is not entitled to payment in respect of the DSUs until his or her death, retirement or removal from the Board.  The settlement amount of each DSU is based on the fair market value of a common share on the DSU redemption date multiplied by the number of DSUs being redeemed.

    Notes to Financial Statements | Page 18

Ero Copper Corp.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited, Tabular amounts in thousands of US Dollars, except share and per share amounts)

The continuity of DSUs issued and outstanding is as follows:

	Nine months ended September 30,
	2023	2022
Outstanding balance, beginning of period	219,961	131,085
Issued	13,583	27,036
Outstanding balance, end of period	233,544	158,121

At September 30, 2023, DSU liabilities had a fair value of $4.0 million (December 31, 2022 - $3.0 million) which has been recognized in accounts payable and accrued liabilities.

(d) Restricted Share Unit Plan

The Company has a restricted share unit ("RSU") plan pursuant to which the Compensation Committee may grant share units to any officer, employee, or consultant of the Company or its subsidiaries. The fair value of these restricted share units is determined on the date of grant using the market price of the Company’s shares. Each RSU entitles the holder thereof to receive one common share, or its equivalent cash value, on the redemption date selected by the Compensation Committee.

During the nine months ended September 30, 2023, the Company granted 25,000 RSUs to employees of the Company (nine months ended September 30, 2022 - 16,737 RSUs granted at weighted average fair value of $12.91 per share for a total fair value of $0.2 million).

The continuity of RSUs issued and outstanding is as follows:

	Nine months ended September 30,
	2023	2022
Outstanding balance, beginning of period	263,202	171,106
Issued	25,000	16,737
Cancelled	(30,392)	(8,429)
Outstanding balance, end of period	257,810	179,414

    Notes to Financial Statements | Page 19

Ero Copper Corp.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited, Tabular amounts in thousands of US Dollars, except share and per share amounts)
(e)     Share-based compensation

	Three months ended September 30,		Nine months ended September 30,
	2023	2022	2023	2022
Stock options	$142	$545	$736	$1,373
Performance share unit plan	(1,106)	2,591	5,793	1,434
Deferred share unit plan	(488)	625	1,025	(155)
Restricted share unit plan	267	390	1,187	1,156
Share-based compensation(1)	$(1,185)	$4,151	$8,741	$3,808

(1)    For the three and nine months ended September 30, 2023, the Company recorded $0.4 million and $1.9 million (three and nine months ended September 30, 2022 - $0.9 million and $2.5 million), respectively, of share-based compensation in contributed surplus, and the remaining share-based compensation was recorded in liabilities.
(f)     Net Income per Share

	Three months ended September 30,		Nine months ended September 30,
	2023	2022	2023	2022
Weighted average number of common shares outstanding	93,311,434	90,845,229	92,767,525	90,543,185
Dilutive effects of:
Stock options	440,024	772,794	618,605	1,227,582
Share units	257,810	179,414	257,810	179,414
Weighted average number of diluted common shares outstanding(1)	94,009,268	91,797,437	93,643,940	91,950,181

Net income attributable to owners of the Company	$2,525	$3,745	$56,255	$79,672
Basic net income per share	$0.03	$0.04	$0.61	$0.88
Diluted net income per share	$0.03	$0.04	$0.60	$0.87

(1)     Weighted average number of diluted common shares outstanding for the three and nine months ended September 30, 2023 excluded nil and 50,000 (three and nine months ended September 30, 2022 - 1,240,283 and 1,240,283) stock options, respectively, that were anti-dilutive.

    Notes to Financial Statements | Page 20

Ero Copper Corp.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited, Tabular amounts in thousands of US Dollars, except share and per share amounts)

14. Revenue

	Three months ended September 30,		Nine months ended September 30,
	2023	2022	2023	2022
Copper
Sales within Brazil	$—	$(1,150)	$24,303	$49,026
Export sales	75,864	69,328	215,594	221,325
Adjustments on provisional sales(1)	272	(4,439)	(2,531)	(17,262)
	76,136	63,739	237,366	253,089
Gold
Sales	24,036	17,470	60,441	45,197
Amortization of deferred revenue(2)	5,009	4,702	13,259	11,439
	$29,045	$22,172	$73,700	$56,636
	$105,181	$85,911	$311,066	$309,725

(1)    Adjustments on provisional sales include both pricing and quantity adjustments. Under the terms of the Company’s contract with its Brazilian domestic customer, sales are provisionally priced on the date of sale based on the previous month’s average copper price and subsequently settled based on the average copper price in the month of shipment. Provisionally priced sales to the Company's international customers are settled with a final sales price between zero to four months after shipment takes place and, therefore, are exposed to commodity price changes.
(2)    During the three and nine months ended September 30, 2023, the Company delivered 3,590 and 9,858 ounces of gold, respectively (three and nine months ended September 30, 2022 - 3,375 and 7,820 ounces of gold), under a precious metals purchase agreement with Royal Gold (note 11) for average cash consideration of $385 and $385 per ounce (three and nine months ended September 30, 2022 - $347 and $363).

    Notes to Financial Statements | Page 21

Ero Copper Corp.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited, Tabular amounts in thousands of US Dollars, except share and per share amounts)

15.     Cost of Sales

	Three months ended September 30,		Nine months ended September 30,
	2023	2022	2023	2022
Materials	$11,213	$10,844	$32,473	$30,926
Salaries and benefits	16,128	12,883	44,363	37,023
Contracted services	9,040	7,725	24,852	23,080
Maintenance costs	8,400	6,666	22,451	19,270
Utilities	3,603	3,331	10,271	9,922
Other costs	57	336	843	781
Change in inventory (excluding depreciation and depletion)	(2,773)	4,579	(3,769)	5,157
Cost of production	45,668	46,364	131,484	126,159
Sales expense	3,123	2,059	7,614	6,723
Depreciation and depletion	22,997	15,413	61,154	43,235
Change in inventory (depreciation and depletion)	(2,082)	(735)	(4,177)	(853)
	$69,706	$63,101	$196,075	$175,264

16.     General and Administrative Expenses

	Three months ended September 30,		Nine months ended September 30,
	2023	2022	2023	2022
Accounting and legal	$553	$581	$1,536	$1,723
Amortization and depreciation	384	65	1,067	226
Office and administration	2,304	2,092	6,470	6,818
Salaries and consulting fees	8,550	5,528	23,915	18,035
Incentive payments	1,647	1,516	4,418	4,929
Other	964	1,944	2,863	3,679
	$14,402	$11,726	$40,269	$35,410

    Notes to Financial Statements | Page 22

Ero Copper Corp.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited, Tabular amounts in thousands of US Dollars, except share and per share amounts)

17.    Finance Expense

	Three months ended September 30,		Nine months ended September 30,
	2023	2022	2023	2022
Interest on loans and borrowings(1)	$2,758	$5,239	$11,181	$15,192
Accretion of deferred revenue	750	848	2,320	2,593
Accretion of provision for rehabilitation and closure costs	690	539	2,021	1,654
Interest on lease liabilities	312	158	903	473
Other finance expenses	3,507	499	4,113	1,021
	$8,017	$7,283	$20,538	$20,933

(1)    During the three and nine months ended September 30, 2023, the Company capitalized $4.4 million and $10.0 million, respectively (three and nine months ended September 30, 2022 -$2.0 million and $4.3 million) of borrowing costs to projects in progress.

18.    Foreign Exchange (Loss) Gain

The following foreign exchange gains (losses) arise as a result of balances and transactions in the Company’s Brazilian subsidiaries that are denominated in currencies other than the Brazilian Reals (BRL$), which is their functional currency.

	Three months ended September 30,		Nine months ended September 30,
	2023	2022	2023	2022
Foreign exchange (loss) gain on USD denominated debt in Brazil	$(9,979)	$(1,937)	$7,487	$2,884
Realized foreign exchange gain (loss) on derivative contracts (note 19)	3,458	(4,994)	7,232	(12,576)
Unrealized foreign exchange (loss) gain on derivative contracts (note 19)	(7,560)	6,760	(2,309)	30,063
Foreign exchange gain (loss) on other financial assets and liabilities	144	106	(2,669)	(5,030)
	$(13,937)	$(65)	$9,741	$15,341

19.    Financial Instruments

Fair value

Fair values of financial assets and liabilities are determined based on available market information and valuation methodologies appropriate to each situation.

As at September 30, 2023, derivatives were measured at fair value based on Level 2 inputs.

    Notes to Financial Statements | Page 23

Ero Copper Corp.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited, Tabular amounts in thousands of US Dollars, except share and per share amounts)

The carrying values of cash and cash equivalents, short-term investments, accounts receivable, deposits, and accounts payable and accrued liabilities approximate their fair values due to their short terms to maturity or market rates of interest used to discount amounts. At September 30, 2023, the carrying value of loans and borrowings, including accrued interest, was $419.4 million while the fair value is approximately $367.0 million. At September 30, 2023, the carrying value of notes receivable, including accrued interest, was $18.6 million which approximates its fair value.

Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations and arises principally from the Company’s receivables from customers. The carrying amount of the financial assets below represents the maximum credit risk exposure as at September 30, 2023 and December 31, 2022:

	September 30, 2023	December 31, 2022
Cash and cash equivalents	$44,757	$177,702
Short-term investments	42,843	139,700
Accounts receivable	10,698	10,289
Derivatives	2,949	—
Note receivable	18,600	20,630
Deposits and other assets	7,306	3,985
	$127,153	$352,306

The Company invests cash and cash equivalents and short-term investments with financial institutions that are financially sound based on their credit rating.

The Company’s exposure to credit risk associated with accounts receivable is influenced mainly by the individual characteristics of each customer. On November 30, 2022, one of the Company's customers in Brazil, Paranapanema S/A ("PMA"), filed for bankruptcy protection due to working capital difficulties after an operational incident in June which resulted in one of their plants being shutdown for 38 days. In August 2023, PMA's judicial recovery plan was approved by the creditors who agreed the amounts owed to the Company, pursuant to a note receivable arrangement, are not subjected to the judicial recovery process. The Company agreed to modify the terms of the note receivable agreement to extend payment terms to 24 monthly installments beginning in March 2024. The loan bears an annual interest rate equivalent to Brazil's CDI rate of approx. 13% and is secured by certain assets of PMA. At September 30, 2023, the gross carrying amount of accounts and note receivable has been reduced by a credit loss provision of $3.4 million (December 31, 2022 - $3.3 million).

The amortized cost of the note receivable, net of the expected credit loss, at September 30, 2023 was $18.6 million (December 31, 2022 - $20.6 million), of which $5.8 million (December 31, 2022 - $10.2 million) was classified as current and $12.8 million (December 31, 2022 - $10.4 million) as non-current.

    Notes to Financial Statements | Page 24

Ero Copper Corp.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited, Tabular amounts in thousands of US Dollars, except share and per share amounts)

Liquidity risk

Liquidity risk is the risk associated with the difficulties that the Company may have meeting the obligations associated with financial liabilities that are settled with cash payments or with another financial asset. The Company's approach to liquidity management is to ensure as much as possible that sufficient liquidity exists to meet their maturity obligations on the expiration dates, under normal and stressful conditions, without causing unacceptable losses or with risk of undermining the normal operation of the Company.

The table below shows the Company's maturity of non-derivative financial liabilities on September 30, 2023:

Non-derivative financial liabilities	Carrying value	Contractual cash flows	Up to 12 months	1 - 2 years	3 - 5 years	More than 5 years
Loans and borrowings (including interest)	$419,420	$594,257	$35,797	$34,843	$84,617	$439,000
Accounts payable and accrued liabilities	101,510	101,510	101,510	—	—	—
Other non-current liabilities	8,985	23,666	—	10,938	12,016	712
Leases	12,651	12,630	7,953	2,936	1,630	111
Total	$542,566	$732,063	$145,260	$48,717	$98,263	$439,823

As at September 30, 2023, the Company has made commitments for capital expenditures through contracts and purchase orders amounting to $169.3 million, which are expected to be incurred over a six-year period. In the normal course of operations, the Company may also enter into long-term contracts which can be cancelled with certain agreed customary notice periods without material penalties.

The Company also has derivative financial asset for foreign exchange collar contracts and copper derivative contracts whose notional amounts and maturity information are disclosed below under foreign exchange currency risk, interest rate risk, and price risk.

Market risk

Market risk is the risk of loss that may arise from changes in market factors such as interest rates, foreign exchange rates, and commodity prices. The purpose of market risk management is to manage and control exposures to market risks, within acceptable parameters, while optimizing return.

The Company may use derivatives, including options, forwards and swap contracts, to manage market risks.

The Company's outstanding derivative instruments as of September 30, 2023 are as follows:

Contract Description	Notional Amount	Denomination	Weighted average floor	Weighted average cap / forward price	Maturities
Foreign exchange collar (i)	$309.0 million	USD/BRL	4.99	5.52	October 2023 - December 2024
Foreign exchange forward (i)	$60.0 million	USD/BRL	N/A	5.15	January 2024 - December 2024
Copper collar (iii)	9,000 tonnes	$ / lb	$3.50	$4.76	October 2023 - December 2023

    Notes to Financial Statements | Page 25

Ero Copper Corp.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited, Tabular amounts in thousands of US Dollars, except share and per share amounts)
Subsequent to September 30, 2023, the Company entered into additional foreign exchange derivatives for notional amounts of $67.5 million with an average floor rate of 5.05 BRL to US Dollar and an average cap rate of 5.35 BRL to US Dollar.

(i) Foreign exchange currency risk

The Company’s subsidiaries in Brazil are exposed to exchange risks primarily related to the US dollar. In order to minimize currency mismatches, the Company monitors its cash flow projections considering future sales expectations indexed to US dollar variation in relation to the cash requirement to settle the existing financings.

The Company's exposure to foreign exchange currency risk at September 30, 2023 relates to $18.4 million (December 31, 2022 – $11.7 million) in loans and borrowings of MCSA denominated in US dollars and Euros. In addition, the Company is also exposed to foreign exchange currency risk at September 30, 2023 on $285.4 million of intercompany loan balances (December 31, 2022 - $148.2 million) which have contractual repayment terms. Strengthening (weakening) in the Brazilian Real against the US dollar at September 30, 2023 by 10% and 20%, would have increased (decreased) pre-tax net income by $30.3 million and $60.5 million, respectively. This analysis is based on the foreign currency exchange variation rate that the Company considered to be reasonably possible at the end of the period and excluding the impact of the derivatives below. The analysis assumes that all other variables, especially interest rates, are held constant.

The Company may use certain foreign exchange derivatives, including collars and forward contracts, to manage its foreign exchange risks. At September 30, 2023, the aggregate fair value of the Company's foreign exchange derivatives was a net asset of $1.2 million (December 31, 2022 - asset of $3.2 million), of which $2.6 million is included in other current assets, $0.3 million is included in current liabilities, and $0.9 million is included in other non-current liabilities in the statement of financial position. The fair values of foreign exchange contracts were determined based on option pricing models, forward foreign exchange rates, and information provided by the counter party.

The change in fair value of foreign exchange collar contracts was a loss of $7.5 million and a loss of $2.3 million for the three and nine months ended September 30, 2023 (a gain of $6.8 million and a gain of $30.1 million for the three and nine months ended September 30, 2022), respectively, which have been recognized in foreign exchange (loss) gain.

In addition, during the three and nine months ended September 30, 2023, the Company recognized a realized gain of $3.5 million and $7.2 million (realized loss of $5.0 million and $12.6 million for the three and nine months ended September 30, 2022), respectively, related to the settlement of foreign currency forward collar contracts.

(ii) Interest rate risk

The Company is principally exposed to the variation in interest rates on loans and borrowings with variable rates of interest. Management reduces interest rate risk exposure by entering into loans and borrowings with fixed rates of interest or by entering into derivative instruments that fix the ultimate interest rate paid.

The Company is principally exposed to interest rate risk through Brazilian Real denominated bank loans of $2.5 million. Based on the Company’s net exposure at September 30, 2023, a 1% change in the variable rates would not materially impact its pre-tax annual net income.

(iii) Price risk

The Company may use derivatives, including forward contracts, collars and swap contracts, to manage commodity price risks.

    Notes to Financial Statements | Page 26

Ero Copper Corp.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited, Tabular amounts in thousands of US Dollars, except share and per share amounts)
At September 30, 2023, the Company has provisionally priced sales that are exposed to commodity price changes (note 14). Based on the Company’s net exposure at September 30, 2023, a 10% change in the price of copper would have changed pre-tax net income by $3.9 million.
At September 30, 2023, the Company has entered into copper derivative contracts at zero-cost on 3,000 tonnes of copper per month from October 2023 to December 2023, representing approximately 75% of estimated production volumes over the period. As of September 30, 2023, the fair value of these contracts was a net asset of $0.4 million (December 31, 2022 - liability of $0.6 million). The fair value of copper collar contracts was determined based on option pricing models, forward copper price and information provided by the counter party.

20. Supplemental Cash Flow Information

	Three months ended September 30,		Nine months ended September 30,
Net change in non-cash working capital items:	2023	2022	2023	2022
Accounts receivable	$(3,189)	$16,317	$904	$5,185
Inventories	890	(1,190)	(4,910)	(3,195)
Other assets	(6,286)	(5,374)	(12,636)	(9,945)
Accounts payable and accrued liabilities	12,011	17,275	6,732	4,913
	$3,426	$27,028	$(9,910)	$(3,042)

Non-cash investing and financing activities:
Additions to property, plant and equipment by leases	1,132	1,815	$10,007	$4,882
Non-cash increase (decrease) in accounts payable in relation to capital expenditures	186	(5,753)	4,358	(3,395)
Change in mineral properties, plant and equipment from change in estimates for provision for rehabilitation and closure costs	(90)	—	(422)	—

21.     Subsequent Events

In October 2023, the Company entered into a binding term sheet ("Term Sheet") with Salobo Metais S.A, part of the Vale Base Metals ("VBM") business to advance its Furnas copper project ("Furnas" or the "Project") located in the Carajás Mineral Province in Pará State, Brazil. The Term Sheet contemplates the Company earning a 60% interest in the Project upon completion of several exploration, engineering and development milestones over a period of five years from the execution of a definitive earn-in agreement. In exchange for its 60% interest, the Company will solely fund a phased exploration and engineering work program during the earn-in period and grant VBM up to an 11.0% free carry on future Project construction capital expenditures.

    Notes to Financial Statements | Page 27